-1-

SEC
Mail Processing
Section

FEB 28 2008

Washington, DC
102

08028239

ATES
NGE COMMISSION
. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

SEC FILE NUMBER
~~8-01-61989~~

28980

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities Service Network, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10207 Technology Drive
(No. and Street)

Knoxville	TN	37932
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wade Wilkinson — 865-777-4677
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pugh & Company, P.C.
(Name – *if individual, state last, first, middle name*)

P.O. Box 31409	Knoxville	TN	37930
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Wade Wilkinson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities Service Network, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTA L. BROWN STATE OF TENNESSEE NOTARY PUBLIC KNOX COUNTY

Wade Wilkinson
Signature

President
Title

Notary Public

My commission expires Oct. 11, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. See Note 6; Page 10
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUGH & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

WILL J. PUGH, CPA
RONNIE G. CATE, CPA
C. LARRY ELMORE, CPA
W. JAMES PUGH, JR., CPA
DANIEL C. FRANKLIN, CPA
JAMES H. JONES, CPA
LISA W. HILL, CPA
SUSAN R. FOARD, CPA
ANDREW R. HARPER, CPA
R.E. FOUST, CPA
A. TED HOTZ, CPA

HOME FEDERAL PLAZA - SUITE 200
315 NORTH CEDAR BLUFF ROAD
KNOXVILLE, TENNESSEE 37923

P.O. BOX 31409
KNOXVILLE, TENNESSEE 37930-1409

865-769-0660 800-332-7021
TELECOPIER 865-769-1660

MEMBERS

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

TENNESSEE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Securities Service Network, Inc.
Knoxville, Tennessee

We have audited the accompanying consolidated statements of financial condition of Securities Service Network, Inc. and Subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholder's equity and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Securities Service Network, Inc. and Subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Pugh & Company, P.C.
Certified Public Accountants
February 25, 2008

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

As of December 31,		2007		2006
ASSETS				
CURRENT ASSETS				
Cash	$	3,410,179	$	1,996,977
Investments in Money Market Accounts		5,802,252		5,490,070
Cash Deposited with Clearing Agent		105,020		100,000
Cash and Cash Equivalents		9,317,451		7,587,047
Accounts Receivable, Net of Allowance for Doubtful Accounts of $40,000 in 2007 and 2006		2,264,645		904,906
Advances to Related Parties		1,414		630
Securities Owned:				
Marketable, at Market Value		2,863,286		2,793,274
Prepaid Expenses		83,879		39,244
Total Current Assets		14,530,675		11,325,101
DEFERRED STATE INCOME TAX BENEFIT		110,000		125,000
TOTAL ASSETS	$	14,640,675	$	11,450,101
LIABILITIES AND STOCKHOLDER'S EQUITY				
CURRENT LIABILITIES				
Accounts Payable	$	495,476	$	366,032
Accounts Payable - Related Parties		660,214		776,839
Accounts Payable - Clearing Firms		101,891		85,440
Commissions Payable		2,939,042		1,688,732
Accrued Expenses		3,904,939		3,640,543
Accrued State Income Taxes		42,710		36,369
Deferred Income		19,837		8,252
Clearing Deposits		5,433		5,433
Total Current Liabilities		8,169,542		6,607,640
STOCKHOLDER'S EQUITY				
Common Stock (No Par Value), Authorized 2,000 Shares; Issued and Outstanding 1,000 Shares		6,000		6,000
Retained Earnings		6,465,133		4,836,461
Total Stockholder's Equity		6,471,133		4,842,461
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	14,640,675	$	11,450,101

The accompanying notes are an integral part of these financial statements.

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31,	2007	2006
REVENUES		
Commission Income	$ 52,718,267	$ 43,668,565
Advisory Service Fees	19,925,800	16,377,573
Securities Transaction Fees	4,014,746	3,673,894
Conference Income	534,785	607,458
Registered Representative Fees	2,557,615	2,675,850
Investment Gains and Losses, Net	109,492	421,263
Interest Income	220,637	125,204
Dividend Income	423,538	286,915
Other Income	1,101,722	824,977
Total Revenues	81,606,602	68,661,699
EXPENSES		
Salaries and Other Employment Costs	3,210,984	3,143,290
Other Employee Compensation and Benefits	166,098	152,098
Commission Expense	48,985,845	40,241,759
Advisory Service Fees Expense	19,696,494	16,169,166
Conference Expense	356,334	286,446
Trade Desk Expense	1,579,027	1,311,630
Interest Expense	17,678	778
Regulatory and Registration Fees	506,774	471,432
Other Expenses	2,260,861	2,713,344
Total Expenses	76,780,095	64,489,943
INCOME BEFORE STATE INCOME TAXES	4,826,507	4,171,756
STATE INCOME TAXES		
Current	302,154	244,004
Deferred Expense	15,000	21,000
Total State Income Taxes	317,154	265,004
NET INCOME	$ 4,509,353	$ 3,906,752

The accompanying notes are an integral part of these financial statements.

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For the Two Years Ended December 31, 2007 and 2006

	Common Stock	Retained Earnings	Total
BALANCE, JANUARY 1, 2006	$ 6,000	$ 4,308,414	$ 4,314,414
Dividends Paid	0	(3,378,705)	(3,378,705)
Net Income	0	3,906,752	3,906,752
BALANCE, DECEMBER 31, 2006	6,000	4,836,461	4,842,461
Dividends Paid	0	(2,880,681)	(2,880,681)
Net Income	0	4,509,353	4,509,353
BALANCE, DECEMBER 31, 2007	$ 6,000	$ 6,465,133	$ 6,471,133

The accompanying notes are an integral part of these financial statements.

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 4,509,353	$ 3,906,752
Adjustment to Reconcile Net Income to Net Cash Provided by Operating Activities		
(Increase) Decrease in Securities Owned, Net	(70,012)	(1,480,646)
(Increase) Decrease in Accounts Receivable and Advances	(1,360,523)	18,347
(Increase) Decrease in Prepaid Expenses	(44,635)	10,017
Decrease in Deferred State Income Taxes	15,000	21,000
Increase in Accounts Payable and Accrued Expenses	293,666	791,153
Increase (Decrease) in Commissions Payable	1,250,310	(47,850)
Increase (Decrease) in Deferred Income	11,585	(156,669)
Increase (Decrease) in Accrued State Income Taxes	6,341	(124,669)
Increase in Clearing Deposits Payable	0	5
Total Adjustments	101,732	(969,312)
Net Cash Provided by Operating Activities	4,611,085	2,937,440
CASH FLOWS USED IN FINANCING ACTIVITIES		
Dividends Paid	(2,880,681)	(3,378,705)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,730,404	(441,265)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	7,587,047	8,028,312
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 9,317,451	$ 7,587,047
Supplementary Disclosures of Cash Flow Information:		
Cash Paid During the Year for:		
State Income Taxes	$ 297,661	$ 379,072
Interest	$ 17,678	$ 0

The accompanying notes are an integral part of these financial statements.

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF OPERATIONS

The consolidated financial statements include the accounts of Securities Service Network, Inc. and its wholly owned subsidiaries SSN Agency, Inc., a New York state company, SSN Agency of Texas, Inc., a Texas state company, Network Agency of Alabama, Inc., an Alabama state company, Network Agency of Ohio, Inc., an Ohio state company, Network Agency, and SSN Advisory, Inc., Tennessee state companies and Fort Loudon Insurance, which is domiciled in the British Virgin Islands (the "Company"). All material intercompany balances and transactions are eliminated in the consolidation.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA) (formerly National Association of Securities Dealers, Inc. (NASD)). The Company clears general securities transactions through National Financial Services Corporation (NFSC) and Pershing, members of New York Stock Exchange (NYSE). The subsidiaries clear transactions in their respective states with the exception of Fort Loudon Insurance, which processes the Company's self insurance for pending and threatened litigation (see Note 8).

The Company grants credit to its customers, substantially all of whom are independent sales representatives that are geographically dispersed across the country. The Company's revenues from the services it provides may be affected by securities market conditions.

The Company provides administrative and educational services for affiliated independent registered representatives. The representatives pay the Company a flat monthly fee for these services and also pay for the cost of clearing transactions through NFSC and Pershing and for certain other direct expenses.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the security. The Company evaluates each counterparty's financial condition and creditworthiness before making a decision to conduct business with that counterparty and on an on-going periodic basis.

Customers' "Application Way" mutual fund and annuity transactions and related commission income and expense are recorded on a settlement date basis which is not materially different from trade date basis. Customers' securities transactions and secondary market transactions and related commission income and expense are recorded on a settlement date basis which is not materially different from trade date basis.

Deferred Income - Amounts recorded as deferred income reflect prepaid fees received from representatives, marketing support and conference fees paid in advance.

Cash Equivalents - For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents.

Accounts Receivable - Accounts receivable consist of trade accounts receivable and are stated at cost less an allowance for doubtful accounts. Credit is extended to registered representatives after an evaluation of the customer's financial condition, and generally collateral is not required. Management's determination of the allowance for doubtful accounts is based on an evaluation of the accounts receivable, past experience, current economic conditions, and other risks inherent in the accounts receivable portfolio.

Income Taxes - The shareholder of the Company elected S corporation status. Pursuant to the provisions of the Internal Revenue Code, the income or loss of the Company is taxed directly to the shareholder for federal income tax purposes; therefore, no provision for federal income tax has been made in these financial statements. State income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF OPERATIONS (Continued)

Advertising - Advertising costs are expensed as incurred and amounted to $306,015 in 2007 and $294,165 in 2006.

Use of Estimates in the Preparation of Consolidated Financial Statements - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications - Certain items in the 2006 consolidated financial statements have been reclassified to conform with the 2007 consolidated financial statements. Management has revised the layout of the income statement to better conform to the classifications listed in the FOCUS report presentation.

NOTE 2 - CONCENTRATION OF CREDIT RISKS

The Company maintains cash balances in four financial institutions. The Federal Deposit Insurance Corporation (FDIC) insures these balances up to $100,000. The Company also maintains a sweep account backed by U. S. government securities at the same financial institution. The Company maintains several money market accounts. A summary of balances as of December 31st is as follows:

	2007	2006
Balances in Accounts	$ 6,611,193	$ 6,070,047
Insured by FDIC	(100,000)	(100,000)
Insured by SIPC	(1,500,000)	(1,500,000)
Insured by Private Insurance Policy	(4,142,364)	(3,860,040)
Sweep Balance Backed by U.S. Government Securities	(270,148)	0
	$ 598,681	$ 610,007

Specific coverage for SIPC and Private Insurance Policy amounts are based on individual policy and/or regulatory requirements.

NOTE 3 - SECURITIES OWNED

Marketable securities owned consist of the following:

	2007	2006
U.S. Government and Federal Agency Securities	$ 14,718	$ 16,581
Mutual Fund Equities	2,848,568	2,776,693
	$ 2,863,286	$ 2,793,274

Marketable securities owned are stated at estimated market value with the resulting adjustment charged to earnings. Realized gains or losses on the sales of securities are recognized on a specific identification, trade date basis.

The net realized gains on sales of securities were $178,153 in 2007 and $221,788 in 2006.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company engages in various transactions with its sole stockholder and other business entities controlled by the sole stockholder. Amounts due from or to those related businesses are shown as "accounts payable - related parties" on the statement of financial condition and payment or collection is anticipated in the normal course of business.

The Company paid Renaissance Capital Corporation, a corporation controlled by the Company's sole shareholder, $48,000 for equipment rental and $129,000 for management services in 2007 and 2006.

Advances to related parties were $1,414 at December 31, 2007 and $630 at December 31, 2006.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule, (Rule 15c3-1), which requires the maintenance of minimum net capital. The minimum net capital requirement is the greater of $100,000 or 6-2/3% of aggregate indebtedness, both terms as defined by the rule. The Company's net capital was $3,834,739 at December 31, 2007 and $3,499,761 at December 31, 2006 and exceeded the capital requirement by $3,399,094 at December 31, 2007 and $3,139,306 at December 31, 2006. The net capital position stated above is for the Parent entity since only the Parent entity's net capital position is reported to the SEC. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) may not exceed 15 to 1. The net capital ratio was 1.70 to 1 at December 31, 2007 and 1.54 to 1 at December 31, 2006. The minimum net capital requirements may restrict the payment of dividends.

NOTE 6 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

There were no liabilities subordinated to general creditors for the years ended December 31, 2007 and 2006, and there were no changes in liabilities subordinated to general creditors for the years then ended.

NOTE 7 - STATE INCOME TAXES

State income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to temporary differences for financial accounting and income tax reporting for the change in the allowance for doubtful accounts and from accrued expenses not deductible for tax purposes until paid. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. If the Company had been taxable as a C-Corporation, federal income tax expense would have been $1,310,862 in 2007 and $1,242,258 in 2006.

NOTE 8 - CONTINGENCIES

The Company is involved in certain claims arising in the normal course of business. As of December 31, 2007, the Company had five pending claims and potential arbitrations alleging violations of FINRA rules two of which have subsequently been settled. In addition, there is one contract dispute in arbitration. The Company is seeking, and fully expects, to settle for less than the amount sought or to have some or all of the claims dismissed.

Management does not believe the outcome of any of the pending or threatened litigation, either singularly or in total, would have a material adverse effect upon the Company's consolidated financial statements. The Company became self-insured for any potential losses sustained for any activities after August 31, 2000 through December 31, 2006. Effective December 31, 2006, the Company formed a captive insurance company to administer settlements and fees. The Company has accrued certain amounts to cover estimated future legal settlements and fees. The Company has also accrued amounts for deductibles related to errors and omissions coverage and estimated uninsurable losses. Management believes that the accrued amounts and the errors and omissions coverage are adequate to cover all losses.

NOTE 9 - EMPLOYEE RETIREMENT PLAN AND STOCK APPRECIATION RIGHTS

The Company established a 401(k) retirement plan for all employees who have completed one year of employment and are at least twenty-one years old. Employees who participate in the plan can make pre-tax contributions to the plan not to exceed the dollar limit which is set by law. The plan's earnings from these contributions are tax-deferred.

In 2007, the employer's matching contributions included a safe harbor match of 4%, a discretionary match of 4% and a profit sharing match of 1% of the employee's compensation. In 2006, the employer's matching contributions included a safe harbor match of 4% and an additional match of 4.06% to 4.84% of the employee's compensation. Total employer matching contributions were $175,177 in 2007 and $165,126 in 2006.

NOTE 9 - EMPLOYEE RETIREMENT PLAN AND STOCK APPRECIATION RIGHTS (Continued)

Effective January 1, 1999, the Company established a non-qualified incentive plan for key employees in order to compensate those employees for the future long-term growth of the Company. Participants are awarded shares of units, each of which represent a hypothetical value of one percent of the outstanding stock of the Company. The value of each unit is determined annually as prescribed in the plan. The units are redeemable under certain circumstances upon retirement or separation from employment. In the initial year, twelve units were awarded to participants in the plan. Four of the fourteen units were retired in 2006 leaving 10 units outstanding. The liability for the increase in value of the units from the initial valuation date, January 1, 1999, is included in accrued expenses. Participants also may receive compensation based on dividend payments. The Company did not accrue additional dividends for the years ended December 31, 2007 and 2006. On July 1, 2006, an additional plan was established to replace expired provisions in the original plan. The plan provides for an accelerated and increased benefit in the event of a premature change in control of the Company. At the present time, there are no planned events that would result in change of control.

NOTE 10 - OPERATING LEASE COMMITMENT

On July 23, 1999, the Company entered into operating lease agreements for its office space which was subsequently extended. As of December 31, 2007, future minimum rental payments under the operating leases, which expire November 30, 2009, amounted to the following:

2008	$	210,000
2009		192,500
	$	402,500

Total rental expense amounted to $301,395 in 2007 and $300,952 in 2006.

NOTE 11 - CONSOLIDATED SUBSIDIARIES

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

	SSN Advisory, Inc.	SSN Agency, Inc.	SSN Agency of Texas, Inc.	Network Agency	Network Agency of Alabama, Inc.	Network Agency of Ohio, Inc.	Fort Loudon Insurance	Total
Total Assets	$ 25,798	$ 17,101	$ 5,554	$ 23,405	$ 6,901	$ 19,260	$ 2,608,039	$ 2,706,058
Total Stockholder's Equity	$ (927)	$ 1,226	$ 2,101	$ (22,563)	$ (452)	$ 244	$ 728,040	$ 707,669

The subsidiaries' capital is not included in the computation of the Company's net capital.

PUGH & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

WILL J. PUGH, CPA
RONNIE G. CATE, CPA
C. LARRY ELMORE, CPA
W. JAMES PUGH, JR., CPA
DANIEL C. FRANKLIN, CPA
JAMES H. JONES, CPA
LISA W. HILL, CPA
SUSAN R. FOARD, CPA
ANDREW R. HARPER, CPA
R.E. FOUST, CPA
A. TED HOTZ, CPA

HOME FEDERAL PLAZA - SUITE 200
315 NORTH CEDAR BLUFF ROAD
KNOXVILLE, TENNESSEE 37923

P.O. BOX 31409
KNOXVILLE, TENNESSEE 37930-1409

865-769-0660 800-332-7021
TELECOPIER 865-769-1660

MEMBERS

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

TENNESSEE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
Securities Service Network, Inc.
Knoxville, Tennessee

We have audited the accompanying consolidated financial statements of Securities Service Network, Inc. and Subsidiaries as of and for the year ended December 31, 2007, and have issued our report thereon February 25, 2008. Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The accompanying information on pages 13 through 17 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Pugh & Company, P.C.
Certified Public Accountants
February 25, 2008

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

SCHEDULE I

December 31, 2007

Total Stockholder's Equity (Parent Company)	$ 5,763,464
Deductions (non-allowable assets and adjustments)	
Other Assets and Prepaid Expenses	530,320
Petty Cash	200
Receivables from Non-Customers	78,981
Unsecured Accounts Receivable	774,871
	1,384,372
Net Capital Before Haircuts on Securities Positions and Undue Concentration Adjustment	4,379,092
Haircuts on Securities	544,353
Net Capital	$ 3,834,739
Total Liabilities	$ 6,534,682
Total Aggregate Indebtedness	$ 6,534,682
Minimum Net Capital Required (Greater of $100,000 or 6-2/3% of Aggregate Indebtedness)	$ 435,645
Excess Net Capital	3,399,094
Net Capital	$ 3,834,739
Ratio of Aggregate Indebtedness to Net Capital	1.7 to 1

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

MATERIAL INADEQUACIES - RULE 17a-5(j)

SCHEDULE II

December 31, 2007

Material Inadequacy	Corrective Action Taken or Proposed
None	Not applicable

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

RECONCILIATION OF AUDITED NET CAPITAL TO ORIGINAL FILING

SCHEDULE III

December 31, 2007

There are no material differences between the audited net capital and that computed by Securities Service Network, Inc. and included in the Company's unaudited Part II Focus Report filing as of December 31, 2007.

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

INFORMATION RELATING TO RESERVE REQUIREMENTS UNDER RULE 15c3-3

SCHEDULE IV

December 31, 2007

Securities Service Network, Inc. is exempt from the computation of determination of the reserve requirements under provisions of Rule 15c3-3 subparagraph (k)(2)(ii).

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

SCHEDULE V

December 31, 2007

Securities Service Network, Inc. is exempt from reporting information relating to possession or control requirements under provisions of Rule 15c3-3 subparagraph (k)(2)(ii).

PUGH & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

WILL J. PUGH, CPA
RONNIE G. CATE, CPA
C. LARRY ELMORE, CPA
W. JAMES PUGH, JR., CPA
DANIEL C. FRANKLIN, CPA
JAMES H. JONES, CPA
LISA W. HILL, CPA
SUSAN R. FOARD, CPA
ANDREW R. HARPER, CPA
R.E. FOUST, CPA
A. TED HOTZ, CPA

HOME FEDERAL PLAZA - SUITE 200
315 NORTH CEDAR BLUFF ROAD
KNOXVILLE, TENNESSEE 37923

P.O. BOX 31409
KNOXVILLE, TENNESSEE 37930-1409

865-769-0660 800-332-7021
TELECOPIER 865-769-1660

MEMBERS

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

TENNESSEE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Securities Service Network, Inc.
Knoxville, Tennessee

In planning and performing our audit of the consolidated financial statements of Securities Service Network, Inc. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's consolidated financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the consolidated financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pugh & Company, P.C.

Certified Public Accountants
February 25, 2008

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